The Fund was organized in 2002 as a Maryland corporation under the name “Neuberger Berman Real Estate Income Fund Inc.”  From the Fund’s inception, Neuberger Berman Management, Inc. (“Prior Management”) served as investment manager and administrator and Neuberger Berman, LLC (“NB LLC”) served as sub-adviser to the Fund (together, “Neuberger Berman”).  In 2004, The Lola Brown Trust No. 1B, a trust affiliated with the Horejsi family (the “Trust”), instituted a tender offer for the common shares of the Fund.  As a defensive measure, the Fund initiated legal action against the Trust and other defendants in the United States District Court for the District of Maryland styled Neuberger Berman Real Estate Income Fund Inc. v. Lola Brown Trust No. 1B, et al., Civ. No. 04-3056 AMD) (the “Litigation”).  In May 2007, the court issued a decision in the Litigation, and the Trust and the Fund entered into settlement discussions. In August 2007, the Fund and Trust entered into a settlement agreement (the “Settlement Agreement”), pursuant to which the Trust would amend its tender offer for 100% of the outstanding common shares at 99% of net asset value on the day the tender offer concluded (the “Revised Tender Offer”). Under the terms of the Settlement Agreement, if the Revised Tender Offer was successful, the Board would call a special meeting of stockholders to vote on the election of five director nominees proposed by the Trust (the “Trust Nominees”). The Revised Tender Offer was successfully concluded on September 14, 2007.  As a result of the Revised Tender Offer, together with the shares it held prior to the Revised Tender Offer, the Trust currently owns approximately 70.6% of the Fund’s common shares.